EXHIBIT 99.1

MAG Silver Announces Intention to Make Normal Course Issuer Bid for Common Shares

VANCOUVER, British Columbia, May 15, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) today announced that the Toronto Stock Exchange (the “TSX”) has accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”).

Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 common shares in the capital of the Company (“Common Shares”), representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. The Company’s purchases in the United States will be subject to a limit of 5,148,977 Common Shares, being 5% of the public float of the Common Shares as of May 8, 2024.

The NCIB will commence on May 17, 2024 and terminate May 16, 2025, or earlier if the maximum number of Common Shares under the NCIB have been purchased or if the NCIB has been terminated by the Company. As of May 8, 2024, the Company had 103,143,078 Common Shares issued and outstanding and a public float of 86,433,740 Common Shares.

Under the NCIB, other than purchases made under a block purchase exception in accordance with the rules and policies of the TSX, the Company may acquire, from time to time, up to 66,371 Common Shares per day on the TSX, being 25% of the average daily trading volume of the Common Shares for the period from November 1, 2023 to April 30, 2024, which was 265,485 Common Shares. The maximum number of Common Shares which may be purchased per day on the NYSE American LLC (the “NYSE American”) will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases. The Company has not purchased Common Shares under a normal course issuer bid within the past twelve months.

Under the NCIB, purchases will be made through the facilities of the TSX, the NYSE American and/or permitted alternative trading systems in Canada and the United States at prevailing market prices or such other prices as permitted under the rules and policies of the TSX and the NYSE American, as applicable, and applicable securities laws. All Common Shares purchased by the Company under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.

MAG believes that when a disconnect exists between the share price and the intrinsic value of the business, an NCIB can increase shareholder value and per share growth. Further, the Company believes that current market conditions provide opportunities for the Company to acquire Common Shares at attractive prices. In the Company’s view, having the option to opportunistically repurchase Common Shares could be an effective use of its cash resources and could be in the best interests of the Company and its shareholders. It would both enhance liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

In connection with the NCIB, the Company expects to enter into an automatic share purchase plan ("ASPP") in relation to purchases made under the NCIB. The ASPP is intended to facilitate repurchases of Common Shares at times under the NCIB when the Company would ordinarily not be permitted to make purchases due to regulatory restriction or customary self-imposed blackout periods. Before the commencement of any particular trading black-out period, the Company may, but is not required to, instruct its designated broker to make purchases of Common Shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by the Company in accordance with the rules of the TSX and NYSE American, as applicable, and applicable securities laws and the terms of the ASPP. All purchases of Common Shares made under the ASPP will be included in determining the number of Common Shares purchased under the NCIB. The ASPP will constitute an "automatic securities purchase plan" under applicable securities laws. Outside of pre-determined blackout periods, Common Shares may be purchased under the NCIB based on management's discretion, in compliance with TSX and NYSE American rules, as applicable, and applicable securities laws.

To the knowledge of MAG, no director or senior officer of the Company currently intends to sell any Common Shares under the NCIB. However, sales by such persons through the facilities of the TSX may occur if the personal circumstances of any such person change or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose Common Shares are purchased would be the same as the benefits available to all other holders whose Common Shares are purchased.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there by any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include statements regarding its intention to make an NCIB and enter into an ASPP, the reasons for the NCIB, the timing and amount of purchases under the NCIB and the ASPP and the cancellation of the Common Shares purchased under the NCIB. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

The annual information form of the Company dated March 27, 2024 and other documents filed by it from time to time with securities regulatory authorities describe in greater detail the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available under our profile on SEDAR+ at www.sedarplus.ca.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com